Exhibit 99.1

News

Sequans Communications Updates Expectations for Q4 2012 Results

PARIS, France – January 7, 2013 – 4G chipmaker Sequans Communications S.A. (NYSE: SQNS) today announced that, primarily due to a delay in finalizing an agreement related to a new design win, revenue for the fourth quarter of 2012 is expected to be approximately $3.1 million, below the range of previous guidance. The related impact on non-IFRS loss per diluted share/ADS is an estimated increase in the loss per share by up to $0.02.

“This delay is insignificant except in the context of the low level of overall business during the quarter, which is a result of the decline in WiMAX demand before our LTE design wins could be converted to more significant levels of revenue,” said Georges Karam, Sequans CEO. “Not apparent in our updated guidance is the excellent progress we’ve made recently in reaching various important milestones, including the successful completion of evaluations and lab trials with several LTE operators around the world, adding new customers and partners, and winning a significant share of a key field trial. We continue to expect our LTE revenue to ramp during the second half of 2013, and the revised guidance for the fourth quarter of 2012 does not affect these expectations.”

When the previous guidance was given on October 25, 2012, the company indicated that revenue for the fourth quarter of 2012 was expected to be in the range of $4 million to $6 million, with a non-IFRS net loss per diluted share/ADS between ($0.22) and ($0.26). Both initial and updated non-IFRS EPS guidance assume 34.7 million weighted average diluted shares/ADSs. Non-IFRS guidance excludes primarily the impact of stock based compensation.

The company will release its financial results for the fourth quarter and full year 2012 on Thursday, February 7, 2013, during pre-market hours. Following the announcement, Sequans’ management will host a conference call at 8:00 a.m. EST. For additional details, see: http://www.sequans.com/2012/12/sequans-announces-conference-call-to-review-fourth-quarter-2012-results/

Forward Looking Statements

This press release may contain projections or other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including WiMAX and LTE markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins, and (ix) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures

We have provided in this release certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a 4G chipmaker, supplying LTE and WiMAX chips to original equipment manufacturers and original design manufacturers worldwide. Founded in 2003 to address the WiMAX market, the company expanded in early 2009 to address the LTE market. Sequans’ chips are today operating in 4G networks around the world. Sequans is based in Paris, France with additional offices throughout the world, including United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China. Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com

Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com